Filed by Intercontinental Exchange, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

And deemed filed pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Black Knight, Inc.

Commission File No.: 001-37394

Date: May 5, 2022

The following are excerpts of the transcript of Intercontinental Exchange, Inc.’s Q1 2022 Earnings Call held on May 5, 2022:

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Jeffrey Craig Sprecher

Chair & Chief Executive Officer, Intercontinental Exchange, Inc.

Thank you, Warren. Good morning, everyone, and thank you for joining us. Today we’re here to discuss the financial results of the best quarter in ICE’s history along with our plan to continue our track record of growth with our agreement to acquire the public company, Black Knight.

Black Knight is an important piece of financial market infrastructure that we believe will allow us to continue to reduce the cost of home borrowing when coupled to the other US mortgage industry assets that we’ve built and acquired. This proposed acquisition is another step in a journey that ICE has embarked on since its founding.

As an early entrepreneur, I studied the exchange space and I discovered that the largest exchanges all had one asset class in common: interest rates. And what became abundantly clear during the financial crisis was that hedgers who thought they had effectively managed risk using legacy interest rate products were doing so very imperfectly.

Couple that with the analog to digital conversion that has been happening to markets more broadly, and we saw a powerful opportunity to redefine our exchange business, and we’ve been diligently working on this thesis for more than 15 years.

To compete with hedging products in the corporate borrowing area, we acquired Creditex in 2008, married it the Board of Trade Clearing Corporation in 2009, and launched a clear credit default swap market that this quarter generated $72 million of revenue and grew 33% year-over-year. We acquired the LIFFE Exchange in 2013 and revenue from its interest rate products grew 36% in the quarter.

We acquired Interactive Data Corporation in 2015 and married it to the Bank of America-Merrill Lynch Credit and Bond Index business in 2017 to build tools and launch a powerful suite of corporate borrowing indices and reference data. We doubled the revenue growth in those businesses to an average annual rate of 6%.

In the consumer lending area, because the largest amounts of consumer borrowing are tied to home mortgages, we pursued opportunities in the US mortgage space, acquiring the Mortgage Electronic Registry Service (sic) [Mortgage Electronic Registration Systems] (00:09:55) in 2018, Simplifile in 2019, and Ellie Mae in 2020.

When coupled together, these technologies can offer lenders the potential to shorten the time that it holds interest rate risk market exposure, from the time of the consumer rate lock until the time of wholesale funding, fundamentally changing the risk profile for lenders.

And by leveraging our data expertise across the company, we recently created the ICE Rate Lock Index and have announced that we’re launching a futures contract on it in the coming weeks, creating an even more precise interest rate risk management tool.

Now, by adding Black Knight to our solution set, we have the potential to further improve the capital markets ecosystem that surrounds the funding of US home mortgages. De-risking these markets for participants by shortening the duration when interest rate risks are held, making data more transparent to the risk holders, and creating more efficient hedging markets for those involved should ultimately lower the cost for the entire market.

There’s no question that our thesis of producing better interest rate products and tools has been proven out as we’ve transformed the way risk is managed in the markets we serve, and our thesis continues to compound on growth as we innovate new interest rate hedging tools.

But let me now ask you to turn to slide 6 of the ICE and Black Knight transaction deck. Yesterday afternoon, we announced that ICE has entered into a definitive agreement to acquire Black Knight for $85 per share or a market value of $13 billion. Consideration is expected to be in the form of a mix of 80% cash and 20% stock, and the transaction is expected to be accretive to adjusted earnings per share in the first full year following its completion. Warren will discuss the financials in more detail, but first, I’ll discuss the strategic rationale of this very exciting transaction.

Black Knight is a premier provider of integrated mission-critical software solutions and data and analytics that serve the US mortgage and real estate markets. Black Knight’s suite of solutions span across the mortgage workflow and are highly complementary to ICE’s existing businesses.

By expanding our solution set beyond originations, we will be able to deliver a life of loan platform that reduces friction and drives transparency across the work flow. The integration of our solutions will strengthen the overall mortgage ecosystem, bringing more choice and delivering efficiencies for lenders, servicers, partners, and ultimately, the end consumer.

This combination will also expand the addressable market in our mortgage business to $14 billion and better positions us to penetrate our existing $10 billion TAM. Black Knight will complement our all-weather business model with a high growth and highly recurring revenue base.

And finally, we will leverage ICE’s technology expertise to modernize Black Knight’s technology stack while tightly integrating our offerings to enable the many opportunities that are in front of us.

Turning to slide 7, much like the history and culture at ICE, Black Knight’s mission focus is on customer service and product excellence. The [ph] extensive (00:13:26) product suite and compelling value proposition Black Knight brings to its customer base has enabled consistent revenue and EBITDA growth, a trend that we believe will only continue as a part of ICE.

Moving now to slide 8, you’ll find a summary overview of our strategic rationale which I’ll discuss in more detail with the subsequent slides, beginning now on slide 9. The opportunity we see in the mortgage space is much like the opportunities that we’re executing against other interest rate markets and asset classes by integrating data and technology across the entire workflow to bring greater transparency and efficiencies to the broader ecosystem.

The very manual loan origination process and its extensive regulatory oversight has driven the cost to originate a US home mortgage to nearly $9,000, with approximately one-quarter of that amount being related to customer acquisition costs.

As a result, more lenders are beginning to retain the servicing rights of the mortgages that they originate to recapture previous customers and reduce their acquisition costs. By connecting Black Knight’s servicing system to the underwriting automation and consumer engagement solutions at ICE, we have an opportunity to create a life of loan platform that will enable lenders to realize a customer for life. This connection will lower the acquisition cost for lenders, enabling those savings to be passed on to the consumer.

Turning now to slide 10. Data is a core competency at ICE. From our earliest days, we recognized the value of leveraging data to drive transparency, and we continued to build on that expertise by broadening our data sets, connecting data across asset classes, and innovating for our customers. The data sets that exist across the complementary businesses of ICE and Black Knight presents an untapped opportunity to apply that same playbook within home mortgage.

IR Script / Key Messages - ICE

With access to solutions such as Black Knight’s MLS listings services and real estate data, we’ll have a presence in the home search process. In addition, there’s an opportunity to leverage Black Knight’s tax data and property valuation analytics to further enhance the underwriting process and provide our customers additional insights into rapidly changing market dynamics.

We’ll also have the opportunity to expand our existing ICE mortgage technology solution set into secondary markets, increasing the transparency for servicers and investors by enabling them to better understand their portfolio valuations, performance, and risk. And by combining this rich data with ICE’s expertise in fixed income and capital markets, we’ll be able to provide even greater transparency to the fixed income markets through transaction-based data for more accurate pricing and prepayment modeling.

Turning now to slide 11, as we’ve demonstrated in our other asset classes, the integration of data and technology across the mortgage workflow should enable greater automation and in turn reduce friction to help lower the cost to originate a home mortgage for all parties, ultimately making a loan more affordable and accessible for the American home buyer.

By adding content to our consumer engagement solutions, we plan to provide consumers and investors greater clarity and insight into unique loan products and the key metrics that impact home ownership such as interest rate levels and lending policies, ultimately improving the overall home buying experience for the consumer.

Lenders will also be able to proactively underwrite current customers for future home lending opportunities by helping consumers lower their housing payments by refinancing out of additional interest rate overlays or reducing their risk adjustments to the original mortgage. And leveraging common data sets across the entire mortgage cycle could reduce data entry errors and erroneous fees had that today impact consumers directly. We also see an opportunity to develop innovative analytics, helping lenders connect with potential buyers in historically underserved markets and identify minority bias in the home valuation process.

These are just a few of the many examples of the many opportunities that we see to leverage our data and technology to support potential homeowners and make the dream of home ownership a reality.

Moving to slide 12. The workflow efficiencies this combination will deliver underpin an expanded addressable market of $14 billion including $2 billion from servicing solutions and an additional $2 billion within data and analytics. Our combined businesses will bolster our point of sale and consumer engagement solutions, enabling us to better serve that portion of our existing TAM.

In order to provide you with additional transparency into this opportunity, we’ve separated this $2 billion addressable market from the application processing and underwriting segment which here is largely made up of our loan origination technology.

Black Knight also brings capabilities that will allow us to access part of our existing TAM that we don’t have a solution for today such as their hedging and trading platform. These capabilities, combined with our deep expertise in trading and clearing, unlock a longer-term opportunity to improve transparency for the secondary market participants in the form of a loan exchange.

And finally, we’ll be better positioned to monetize our current $10 billion TAM through opportunities to promote existing products across an expanded customer base.

Moving to slide 13. Black Knight’s highly recurring, more predictable revenues will complement ICE’s existing revenue streams and increase our mix of high-growth recurring revenues. Within ICE Mortgage Technology, our mix of recurring revenues will increase from roughly 50% to approximately 70% and total ICE revenues will now be over 50% recurring on a pro forma basis.

IR Script / Key Messages - ICE

Importantly, these high-growth recurring revenues are underpinned by mission-critical data and technology that’s embedded in our customers’ workflows. And by adding more stable revenue streams to our current Mortgage Technology revenues, we will improve the visibility and durability of our earnings and cash flow, further complementing our all-weather business model.

Let me now turn the call back over to Warren and he’ll discuss the financial details of today’s transaction.

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Warren Gardiner

Chief Financial Officer, Intercontinental Exchange, Inc.

Thanks, Jeff. Please turn to slide 14. As Jeff noted, yesterday we announced we have entered into a definitive agreement to acquire Black Knight for $85 per share or a market value of $13 billion. The share price is in line with Black Knight’s 52-week high just achieved on December 30, 2021 and represents a fully synergized EV to EBITDA multiple of approximately 15 times [ph] fold (00:20:44).

We anticipate the transaction will be accretive to ICE’s adjusted earnings per share in the first year post-close with adjusted earnings accretion accelerating thereafter. Embedded within our purchase value are cost synergies of approximately $200 million, with one-third realized in year one, two-thirds by year three, and 100% by year five.

These cost synergies are expected to be driven by the integration of corporate functions, real estate optimization, and a more efficient use of shared services across the combined platform.

When combined with remaining Ellie Mae synergies, total expected cost synergies represent approximately 15% of the pro forma IMT Black Knight expense base.

Shifting to revenues, we have underwritten approximately $125 million of net revenue synergies by year five, representing roughly 1% of our expanded $14 billion addressable market. These synergies will largely be driven by cross-sell of existing products across our expanded customer base.

Transaction consideration will come in the form of 80% cash and 20% stock. We plan to finance the cash component through a combination of commercial paper, newly-issued debt, and cash on hand at the time of close which we currently anticipate will be in the first half of 2023.

Gross leverage at close is expected to temporarily peak at approximately 4.1 times pro forma EBITDA which is below the 4.25 peak leverage we reached with Ellie Mae. We believe this financing structure demonstrates our commitment to maintaining a solid investment grade rating and, as of this week, we’ve elected to suspend share repurchases until our leverage falls between 3.25 times which we anticipate will be towards the end of 2024. You will note on Appendix slide 24 our strong track record of deleveraging post acquisition.

As with Ellie Mae, we are targeting normalized leverage levels in the 2.75 to 3 range. We believe our enhanced cash flow generation will allow us to achieve this deleveraging path even as we continue to invest in our business and our people while also continuing to grow our dividend.

Moving to slide 15. Based on first quarter results and pro forma for Black Knight, we expect that our mortgage segment will represent approximately 30% of total ICE revenues compared to 16% previously. Recurring revenues within our mortgage segment are expected to account for nearly 40% of total ICE recurring revenues while mortgage transaction revenues will represent only 10% of total ICE revenues.

In addition, upon close, we anticipate providing additional metrics to help investors better understand the progress we are making as a combined platform and the secular growth opportunities that underpin the analog to digital conversion occurring within the mortgage space.

IR Script / Key Messages - ICE

With that, I’ll be happy to take your questions in Q&A. But I’ll first turn the call back over to Jeff for some closing comments.

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Jeffrey Craig Sprecher

Chair & Chief Executive Officer, Intercontinental Exchange, Inc.

Thank you, Warren. I’ll conclude my remarks on slide 16. Since our founding, ICE has operated with a strategy to build tools and markets for institutions and consumers which operate in the white space of the inefficiencies of legacy markets, and we seek to do this smartly in a manner that enables us to grow our earnings in all economic and interest rate conditions so that ICE is truly an all-weather growth story, something that does not exist in a single market or asset class alone.

This vision is one that we continue to organically build out ourselves, but one only has to look at our acquisition history including my original acquisition of the founding company, The ICE, to see that if valuable assets become available to us at prices that meet our disciplined M&A criteria, then we’ll accelerate our buildout plans via acquisition.

And through thoughtful integration, leveraging the infrastructure and expertise of the acquired company, we advance our vision and accelerate our goals to fundamentally transform the markets in which we operate. Our proposed acquisition of Black Knight is another important piece of this vision.

I’ll now turn the call back to our moderator, Betsy, and we’ll conduct a question-and-answer session.

QUESTION AND ANSWER SECTION

Operator: Thank you. [Operator Instructions] The first question today comes from Rich Repetto with Piper Sandler. Please go ahead.

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Richard Henry Repetto	Q

Analyst, Piper Sandler & Co.

Yeah, good morning, Jeff, and good morning, Warren, and congrats on the announcement of the acquisition.

So, I guess probably the first reaction we get from investors in this space was on the regulatory risk and the antitrust potential issues. So, I guess, Jeff, the question is how comfortable are you with this antitrust risk? Do you think the front end, the LOS systems, do you think you’ll have to divest of anything to get this deal through? And what kind of impact would you expect if you do?

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Jeffrey Craig Sprecher	A

Chair & Chief Executive Officer, Intercontinental Exchange, Inc.

Sure. Rich, I’m joined here by Ben Jackson and Joe Tyrrell who are going to run these businesses for us, so let me turn it over to Ben.

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IR Script / Key Messages - ICE

Benjamin R. Jackson	A

President, Intercontinental Exchange, Inc.

Hey, Rich. Good question. And obviously it’s a large deal, so we expect it to take time for regulators to understand the complementary nature of our two businesses. But at the end of the day, we’re confident that they’ll come to the same conclusion that we did and also we had and as well as Black Knight had legal counsel look at this in detail and came to the conclusion that these are 100% complementary businesses that service different parts of the mortgage ecosystem.

And at the end of the day, and you heard it through the prepared comments through Jeff’s comments today, that bringing these businesses together is the best way to further advance innovation in the mortgage industry and bring efficiencies that are desperately needed to servicers, to originators, and then through to the end customer.

And when I say that the businesses are complementary, and Jeff referred to slide 9 in the deck when he was going through it, which I think is a great picture of it, you can see that with Black Knight’s businesses, they start really in the front end on the real estate side where we do not have assets and then they pick up again post the closing process where they have services and software that they provide that helps on the servicing side of the business to manage the relationship between the customer and the servicer through the life of the loan. Those are all services that we do not have today.

Black Knight’s other core business is data assets. So, they have proprietary data assets and very unique capabilities there that we do not have that we believe are going to be very beneficial to our clients.

Third, they have a complementary loan origination system which is one of the things that you’ve just highlighted. But it’s important to point out that the customers that they cater to are fundamentally very different and have a completely different mindset to the customers that we service today at ICE Mortgage Technology.

They provide a service that’s an installed service, it’s a single instance for a single client. It’s very highly customized, based on the experience that that lender may want to provide for their client. Whereas at ICE, ours is a very standardized solution and all you can do is do some basic configuration around the perimeter of it. Our plan is to support and invest in both to really help drive the efficiencies through the industry by providing that complete front to back service.

And the last thing I’d point out is you’ll see in the expense synergy numbers that Warren went through. By historical standards for us they’re very low and, as Warren pointed out, most of these synergies are in the areas of corporate, real estate. Our location strategy as we found, Jacksonville is a low-cost place in the US to do business and has a great resource pool. So, those are the key areas that you’re going to see synergies coming out of the deal and again at 15% of the combined expense base, it’s very low.

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Richard Henry Repetto	Q

Analyst, Piper Sandler & Co.

Great. Thanks for the response, Ben, and congrats, Jeff, as you try to influence another asset class. Thank you.

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Operator: The next question comes from Alex Kramm with UBS. Please go ahead.

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Alex Kramm	Q

Analyst, UBS Securities LLC

IR Script / Key Messages - ICE

Hey. Good morning, everyone. I’m just going to ask a bunch of boring financial questions so on the deal, one, with interest rates obviously heading higher, would be curious what the interest rate is, Warren, that you’re assuming in the deal math.

Speaking of deal math, curious when you talk about accretion in year one, is that against an earnings expectation that includes buybacks, or not?

And then lastly, what’s the expected growth rate down the line for the business? When you did the Ellie Mae deal, you said the mortgage business for you should be growing in 8% to 10% range. I think Black Knight has grown 8% historically. I think that’s in your presentation. So are you still comfortable that the mortgage segment for you is this 8% to 10% kind of long-term grower, or should we be thinking about that business differently in the future? Thanks.

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Warren Gardiner	A

Chief Financial Officer, Intercontinental Exchange, Inc.

Yeah. Thanks, Alex. So I’ll start with that last question first. So yeah, short answer is yes. So I think if you think about what Black Knight’s outlined and it’s revealed through our due diligence, revealed the same thing, they pointed to a guidance range of around 7% to 9% over the long-term. Largely recurring revenues, too, as you have heard us note a couple times already in the prepared remarks.

I think the first quarter, too, by the way is a great example of that where I noted in my prepared remarks that mortgage volumes were down significantly including term refi volumes down, which are very, very sensitive, down about 80%. In that environment, they grew their revenues on an organic basis about 9%. They released their earnings this morning if you want to go check that out.

So, I think it’s a great example of the resilience of that revenue stream against what was a pretty challenging macroeconomic backdrop.

So, yes, when you couple that with our 8% to 10%, as you noted, so that’s what we’ve talked about over a longer period of time on average and throw in the revenue synergies that we’ve outlined, yeah, you’re very much solidly in that high single-digit 8% to 10% call it range for the combined business.

And so, yeah, you’ve got a very high single-digit grower that’s still got a lot of recurring revenue and, again, we’re collectively positioned to operate with an expanded addressable market [ph] like we – unlike we are (00:31:56) today. So, I think very well positioned kind of moving forward for that business with a more resilient revenue stream, if you will.

In terms of your first question, so I’ll hit these ones because they’re kind of quick ones, the rates we’re assuming there. So, it’s a mix of commercial paper and debt. You can think about it on a blended basis kind of being in the [ph] 4, 4.5 kind of percent (00:32:18) range in terms of what we assume for financing.

And then on accretion year one, I think you asked if buybacks were included in the base. And so, yes, we did include those as part of the base in terms of how consensus would be looking at that. Hopefully, that helps and answers those questions.

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Alex Kramm	Q

Analyst, UBS Securities LLC

Thank you very much. Very helpful.

IR Script / Key Messages - ICE

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Operator: The next question comes from Gautam Sawant from Credit Suisse. Please go ahead.

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Gautam Sawant	Q

Analyst, Credit Suisse Securities (USA) LLC

Good morning, and thank you for taking my question. Can you tell us how both companies are positioned against a rising mortgage rate and higher home price backdrop? I understand that Black Knight has a higher mix of recurring revenues, but can you help us understand how you foresee the backdrop impacting revenues?

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Benjamin R. Jackson	A

President, Intercontinental Exchange, Inc.

Yes. Thanks for the question. This is Ben. And when we think about the deal and we thought about why we should do this deal, we had conviction on it because as I mentioned before, at the end of the day, the combination of these two businesses provides an opportunity to create a lot of efficiencies in a market that’s very inefficient.

One of the marketplaces in the industry that’s the most inefficient, it’s the most analog, is the mortgage space, and we think that this is an opportunity to take two rare sets of assets that are 100% complementary and bring them together.

And when we see the revenue opportunities here with the business is that, again, the businesses are 100% complementary to one another, where we end on the origination side and through the electronic closing side, they pick up with a great servicing business.

Black Knight has a tremendous set of data and proprietary data assets that we believe we’ll be able to cross sell to our clients and are going to be in high demand with our clients even in this rising rate environment, and they have that complementary loan origination system that we fully plan to support.

The other side of it is that they’re going to help continue the journey we’ve been on since we did the deal with ICE Mortgage Technology to move and more of the revenue towards recurring and you saw that in our results in the first quarter where recurring revenue grew 24%, again, against that backdrop of a rising rate environment.

The mix, as Jeff mentioned in his prepared remarks, of recurring revenue that’s countercyclical in Black Knight is substantially higher than ours and will move our mortgage business to 70% recurring. In addition, in this rising rate environment, we’re going to be able to go after the expanded TAM of $10 billion, going to $14 billion, and the components of that are adding a servicing TAM of $2 billion, adding an additional $2 billion towards our data and analytics and give us the ability to accelerate going after the existing TAMs that we see.

So, given the resiliency of that business model that Black Knight has, continuing to shift more of the business towards recurring, you have a millennial generation that’s just now coming into their home ownership years that is a very substantial population in the US that’s going to be entering the mortgage buying market. We see all of those as trends that will help support the long-term goal of 8% to 10% growth for the business.

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Jeffrey Craig Sprecher	A

Chair & Chief Executive Officer, Intercontinental Exchange, Inc.

IR Script / Key Messages - ICE

And if I could add on to what Ben just mentioned. We have two slides that somewhat illustrate the points he was making in the Appendices, slide 30, which if you really look at that millennial home buying generation, you see why we constantly are hearing about home shortages in the United States. There’s an incredible demand for home ownership coming from that group that will be unabated.

And similarly the slide before that, 29, you look at the total US housing stock and you could see the long-term trend of continued growth in home ownership. And those massive demographic trends are what give us confidence on moving our business to a more subscription-based business that will essentially be attractive to lenders who are trying to play against that trend.

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Gautam Sawant	Q

Analyst, Credit Suisse Securities (USA) LLC

Got it. Thank you.

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Operator: The next question comes from Dan Fannon with Jefferies. Please go ahead.

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Daniel T. Fannon	Q

Analyst, Jefferies LLC

Thanks. Good morning. I wanted to follow up on the revenue mix of Black Knight and thinking about the servicing component. What is the growth algorithm of that business? Is it kind of just loans outstanding? I understand it’s quite recurring, but curious about pricing power in this business.

And then also you’ve talked about revenue synergies and the opportunity. I guess give us the or what do you think are the most logical or easiest kind of point of – cross-sale opportunities within the two product sets as you combine them?

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Warren Gardiner	A

Chief Financial Officer, Intercontinental Exchange, Inc.

Hey, Dan. It’s Warren. So, I’ll hit your servicing growth algorithm question first, and then I’m going to hand it over to Joe to talk about some of the revenue synergies.

So, thinking about the servicing business, yeah, it has kind of been a mid-single digit grower. I mean, it has been fluctuating a little bit here and there. It depends. But largely recurring revenue in nature if not entirely recurring revenue in nature and based on subscription revenues but also loans outstanding, too, as well which as you see there’s a slide in our deck around home stock and mortgages outstanding. You can see there’s pretty consistent growth over the last few years, over the last number of years. You can pick your time period, frankly, and it consistently grows.

And so, that in addition to the introduction of new products and things of that nature are sort of adding revenue per loan is how you get to a growth algorithm around that range for that business.

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IR Script / Key Messages - ICE

Joseph Tyrrell	A

President-ICE Mortgage Technology, Intercontinental Exchange, Inc.

Dan, this is Joe Tyrrell. I’ll talk a little bit about the revenue synergies and the opportunities that this combination provides to us.

So, Warren talked about the opportunity to – through these combined entities accelerate our penetration of the original $10 billion TAM. That comes to us because of the highly complementary product sets we have available and actually the opportunity to cross-sell products into both bases.

So, for example, we’re able to take ICE product solutions like our consumer engagement suite that has lead management and lead distribution capabilities as well as our point-of-sale system. Also our underwriting automation tools that are getting a lot of adoption. As Warren mentioned earlier, even Chase is now deploying our analyzer solutions into their system as well as our market leading e-recording capabilities. So, those are all opportunities that we can sell existing ICE solutions into the Black Knight base.

We can also take Black Knight products and sell them into the ICE base, so, obviously, servicing. And I’ll talk about the trend that we’re seeing with lenders starting to retain more servicing in just a moment. But also there’s secondary marketing technologies, things like hedging and loan trading platform that they provide.

We also now will have the opportunity to recognize, think of this as more of an MSRP versus some of the transactional fees that we’ve been able to generate on our network. Black Knight products are actually available today on our network.

One of the things that our network does at ICE is it really enables access to choice for lenders. And so, we’ve had a long-standing relationship with many Black Knight solutions being available. We’ll now have the opportunity to realize kind of the list price for those fees instead of just the transactional components that we’ve had.

And then that’s a – so, that’s true for things like tax service, property valuations and, obviously, Optimal Blue has been on our platform for many, many years.

We also now have the opportunity to really expand how we’ve been thinking about data. Historically, our data TAM has really been focused on selling data within the mortgage industry. Now, as we look at these highly complementary data sets, it gives us the opportunity to think about licensing this data.

So, we just recently released our first kind of true data product using the mortgage data that had come from Ellie Mae through our rate lock indices and we’ve announced that we intend to put a futures contract against that.

As we’re able to complement all of that origination data with the secondary marketing data that we get from Black Knight coupled with the servicing and loan performance data, we now have a really unique data set that, as Jeff mentioned, is going to provide a completely different level of transparency and visibility into how the secondary market thinks about pricing mortgage-backed securities and certainly modeling of out prepayment.

This also provides us the opportunity to enter new TAMs. So, obviously, servicing, as Ben talked about, is a $2 billion TAM that we now have access to that previously we’ve had no offerings and didn’t include in our current TAM.

What we’re seeing there on the servicing side is more lenders, as Jeff mentioned, are retaining those servicing rights. But what they really lack was the ability to connect everything from the point of thought of engaging a consumer through the loan manufacturing process into servicing and keeping that as almost a closed loop ecosystem where they’re constantly monitoring loans to identify opportunities to help consumers improve cash flow by getting out of some of those of risk adjustments that were put in place at the time of origination, by monitoring things like home value appreciation or changes in the economic situation of those consumers where now those lenders can proactively go out and help them improve their cash flow which, ultimately, lowers default rates for consumers but enables those lenders to recapture that consumer without incurring that acquisition cost.

IR Script / Key Messages - ICE

Also, it gives us the opportunity to enter into a realtor TAM and that data is really interesting to us especially on the Multiple Listing Service side. And so, think about the opportunities of now combining data from consumer behavior to home listings all the way through to loan performance.

In the data TAM, we see that as that unique opportunity from a licensing perspective which we believe increases our previous data TAM by another $2 billion.

And then lastly, I would just say that this really helps us to accelerate our shift that we’ve already been engaging on to more of a recurring revenue focus versus the transactional. As interest rates rise, what happens in the servicing business is those loans stick in the servicing longer so you have a more consistent recurring revenue base in servicing whenever interest rates increase.

Now, as interest rates decrease, we’ll be able to capitalize on the monetization opportunities in the origination side so it really gives us now this end-to-end somewhat countercyclical recurring revenue stream.

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Daniel T. Fannon	Q

Analyst, Jefferies LLC

Thank you.

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Operator: The next question comes from Chris Allen with Compass Point. Please go ahead.

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Chris Allen Q

Analyst, Compass Point Research & Trading LLC

Good morning, everyone. Thanks for taking my question. I wanted to follow up on some prior questions in maybe some different angles. Just from a customer-based perspective, does BK – does Black Knight add any – present new opportunities and penetrate different customer bases? I believe they had recent success in penetrating sort of the nonbank originators who use home grown solutions. And also when you put the whole franchise together, who is going to be the main competition from a longer-term perspective?

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Joseph Tyrrell	A

President-ICE Mortgage Technology, Intercontinental Exchange, Inc.

Chris, this is Joe. I’ll give you the answers there. When we think about the customer bases, again, if you go back to Ben’s comment regarding explaining the differences between Encompass and Empower, these two solutions really now give us the opportunity to address any technology philosophy that a lender might have.

So, if someone wants really a single tenancy highly customized solution, we will have an offering there. If they want a more commercial, highly configurable but multitenant solution, we’ll have an offering there. So, because these products are so complementary, we believe it gives us an opportunity to really accelerate that penetration of the current TAM.

IR Script / Key Messages - ICE

There, obviously, are some customers that we have in common because within ICE there’s so many different products that we offer but what we really see is the cross-sell opportunity into these two bases.

So, even where we might have a similar customer, perhaps it’s a customer that’s using Encompass and also using MSP, the servicing platform, there’s still so many other solutions we now have available jointly that we can cross-sell to that individual lender.

If you go back and look at slide 9, this is a high-level view of kind of solution sets, but within these sets, there’s multiple products. And so, there’s so many different ways to monetize a single loan that goes through this entire workflow and we’re really excited about the opportunities we have of looking at our combined solution sets and being able to now make sure that we can provide efficiencies at literally every step of this manufacturing and servicing workflow.

And then lastly, the data is a huge opportunity for us. Very complementary data sets between what we have on the front end and what Black Knight offers on the back end. And for us, we think it’s really just kind of tip of the spear when we think about how we can monetize that data.

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Chris	Allen Q

Analyst, Compass Point Research & Trading LLC

Thanks. Any color on the competition?

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Joseph Tyrrell	A

President-ICE Mortgage Technology, Intercontinental Exchange, Inc.

Yeah, on the competition, it really has not changed. This transaction doesn’t change that. Our competition continues to be proprietary systems, legacy technology that many lenders have had for a number of years.

I think Ben has probably mentioned on previous calls that we’ve really started to see that get unblocked, that as a lot of those lenders are realizing, as you go back to what Jeff pointed out on slide 34, whether a lender does one loan or a thousand loans, they have to navigate all of this highly regulatory compliance requirements.

And so, these lenders have realized that they’ve spent a significant amount of development dollars just maintaining legacy systems to remain compliant instead of really focusing on innovation.

So, we’re engaged in a lot of great conversations with many of those lenders who have been using proprietary technology. This combination and these two offerings that we now have give us the opportunity to really be able to offer a solution for whatever technology philosophy those lenders have coming off of the proprietary technology. So, that continues to be the area where we’ll be chopping wood.

Chris Allen Q

Analyst, Compass Point Research & Trading LLC

Thanks.

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Operator: The next question comes from Kyle Voigt with KBW. Please go ahead.

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Kyle Voigt Q

IR Script / Key Messages - ICE

Analyst, Keefe, Bruyette & Woods, Inc.

Hi. Good morning. I just want to follow up on the potential combination of Encompass and Empower. From your prior comments, it didn’t sound like you expect those two businesses to really be fully integrated and expect to continue to invest in those separately. So, just to clarify, are any of the total synergies you outlined on the revenue or the cost side attributable to the combination of those two LOS platforms?

And I understand a lot of the strategic rationale for the deal is really about pairing the origination and servicing businesses as well as expanding that data TAM. Is it fair to say that this deal is very strategically attractive to ICE even without considering a combination of those LOS platforms?

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Benjamin R. Jackson	A

President, Intercontinental Exchange, Inc.

Hi, Kyle. It’s Ben. So, we 100% see those platforms as complementary and they service a completely different client with a completely different type of mindset, and there is no part of our synergy case that assumes that those platforms would be combined, one would get sunset. In fact, it’s the opposite.

We have put into our model significant investment into that we know is going to be needed to modernize certain parts of the technology both on MSP as well as in Empower and we know that clients that have made decisions to go onto Empower for very specific reasons, for their strategy, have decided to have a single instance on-prem, highly customized version of the application.

So, there’s, again, zero percent of – zero part of our business case here is around sunsetting one of the technologies. It’s more about investment in the two. And as Joe articulated, it’s about cross-selling all of the other suites of services that we have whether you’ve chosen Empower or Encompass, cross-selling all those other services to be able to create that straight-through customer for life experience from the point in time when they’re searching for a home online, to when they’re selecting the right product that will meet their family’s needs, to automating the origination process and the manufacturing process of the loan to an electronic closing, to then the servicing relationship for the life of the loan and identifying optimal products for that client as their life situation changes.

So, that’s what this transaction’s all about and we look forward to the benefits that we can provide to the end consumer, servicers, and originators.

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Jeffrey Craig Sprecher	A

Chair & Chief Executive Officer, Intercontinental Exchange, Inc.

And as you think about what Joe and Ben have talked about in these cross-sell opportunities. That continues to play into our thesis that this can be done through recurring licenses. The more you have an end-to-end solution and customers are not having to go buy everything a la carte, it allows us to package a really interesting suite of products under licensing arrangements that we think ultimately will be rewarded by the market.

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Operator: The next question comes from Brian Bedell with Deutsche Bank. Please go ahead.

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Brian Bedell	Q

Analyst, Deutsche Bank Securities, Inc.

IR Script / Key Messages - ICE

Great. Thanks. Good morning. Thanks for taking my question. Another one on Black Knight, of course. Maybe just looking at the TAM, the $14 billion TAM, combined revenue looks like it’s – will begin to approach $3 billion out of that $14 billion TAM. So, really only a 20% share I guess. First is that do you view that as a justification for this not being an anti-trust issue given that you’re still the minority of the overall TAM? And as you, over time, penetrate that with a better solution even if you’re the dominant outsourcer, I guess to what extent do you see that market share improvement being incremental to the revenue synergies that you’ve outlined in the $125 million?

And I guess one other question would be just investment in sales and any other CapEx investments that would be required to change the BKI technology stack as you mentioned.

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Benjamin R. Jackson	A

President, Intercontinental Exchange, Inc.

Hi, Brian. It’s Ben. I’ll take a stab at this. So, what I was articulating before in terms of the review we did, our lawyers and Black Knight’s lawyers have done, you literally quickly come to the conclusion that there’s – these businesses are 100% complementary. We don’t compete with one another.

And that – what’s the driver for this deal is that is really taking for the first time services across the data space, services in the origination space, in the consumer engagement space, the closing space, and then the servicing space, bringing them together to give that complete front to back solution.

And as you peel through it and as we engage with the regulators, we’re very confident they’re going to come to that conclusion that there’s a ton of benefit that could come from this and then also the business is just flat-out don’t compete with one another.

On the revenue side of it, what we see is that the pie is expanding because here the industry is so inefficient, it is the most analog space and asset class that we’ve seen as we’ve been on our journey of taking businesses from analog to digital that what’s really driving this and when you think about that TAM, we’re not taking market share from other people, we’re taking market share from just complete inefficiency, manual processing, and costs that are rising on the end consumer, costs that are rising for servicers and originators, and the plan is to bring that all down. So, that’s overall the first part of your question. I know you had a question on CapEx I think as well [indiscernible] (00:59:35)

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Warren Gardiner	A

Chief Financial Officer, Intercontinental Exchange, Inc.

Yeah, well, in terms of CapEx, I think it was more on the technology side. I missed kind of the end there, but around some of the technology spend. So, the CapEx for Black Knight, it has been around $100 million annually. I don’t think you should be thinking about it a whole lot different in terms of a run rate for that.

There is, as Ben mentioned, some incremental spend that we built into the model, both OpEx and CapEx around some of the technology, re-platforming that we plan to do over a number of years. We’ve done this plenty of times in the past whether it’s with IDC or New York Stock Exchange. And so, we’ve got a pretty good sense about timing and amount there and that’s something that we plan to do over the next number of years. So, it’s really spread out over sort of a three to five to seven if not more year period.

…

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IR Script / Key Messages - ICE

FORWARD-LOOKING STATEMENTS

This communication contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Rule 175 promulgated thereunder, and Section 21E of the Securities Exchange Act of 1934, as amended, and Rule 3b-6 promulgated thereunder, which involve inherent risks and uncertainties. Any statements about Black Knight, Inc’s (“BKI”) or Intercontinental Exchange, Inc’s (“ICE”) plans, objectives, expectations, strategies, beliefs, or future performance or events constitute forward-looking statements. Such statements are identified as those that include words or phrases such as “believes,” “expects,” “anticipates,” “plans,” “trend,” “objective,” “continue,” or similar expressions or future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “may,” or similar expressions. Forward-looking statements involve known and unknown risks, uncertainties, assumptions, estimates, and other important factors that change over time and could cause actual results to differ materially from any results, performance, or events expressed or implied by such forward-looking statements. Such forward-looking statements include but are not limited to statements about the benefits of the proposed acquisition of BKI by ICE (the “Transaction”), including future financial and operating results, BKI’s or ICE’s plans, objectives, expectations and intentions, the expected timing of completion of the Transaction, the expected form and timing of debt financing to fund the Transaction and other statements that are not historical facts.

These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those projected. In addition to factors previously disclosed in BKI’s and ICE’s reports filed with the U.S. Securities and Exchange Commission (the “SEC”) and those identified elsewhere in this communication, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: the occurrence of any event, change, or other circumstance that could give rise to the right of BKI or ICE to terminate the definitive merger agreement governing the terms and conditions of the Transaction; the outcome of any legal proceedings that may be instituted against BKI or ICE; the possibility that the Transaction does not close when expected or at all because required regulatory, stockholder, or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all (and the risk that such approvals may result in the imposition of conditions that could adversely affect BKI or ICE or the expected benefits of the Transaction); the risk that the benefits from the Transaction may not be fully realized or may take longer to realize than expected, including as a result of changes in, or problems arising from, general economic, political and market conditions, interest and exchange rates, laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which BKI and ICE operate; the ability to promptly and effectively integrate the businesses of BKI with those of ICE; the possibility that the Transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; reputational risk and potential adverse reactions of BKI’s or ICE’s customers, employees or other business partners, including those resulting from the announcement or completion of the Transaction; the diversion of management’s attention and time from ongoing business operations and opportunities on merger-related matters; ICE’s ability to complete the contemplated debt financing on a timely basis, on favorable terms or at all; and the impact of the global COVID-19 pandemic on BKI’s or ICE’s businesses, the ability to complete the Transaction or any of the other foregoing risks.

These factors are not necessarily all of the factors that could cause BKI’s or ICE’s actual results, performance, or achievements to differ materially from those expressed in or implied by any of the forward-looking statements. Other unknown or unpredictable factors also could harm BKI’s or ICE’s results.

All forward-looking statements attributable to BKI or ICE, or persons acting on BKI’s or ICE’s behalf, are expressly qualified in their entirety by the cautionary statements set forth above. Forward-looking statements speak only as of the date they are made and BKI and ICE do not undertake or assume any obligation to update publicly any of these statements to reflect actual results, new information or future events, changes in assumptions, or changes in other factors affecting forward-looking statements, except to the extent required by applicable law. If BKI or ICE update one or more forward-looking statements, no inference should be drawn that BKI or ICE will make additional updates with respect to those or other forward-looking statements. Further information regarding BKI, ICE and factors which could affect the forward-looking statements contained herein can be found in BKI’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021 and its other filings with the SEC, and in ICE’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021 and its other filings with the SEC.

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the Transaction, ICE will file with the SEC a Registration Statement on Form S-4 to register the shares of ICE common stock to be issued in connection with the Transaction. The Registration Statement will include a proxy statement of BKI that also constitutes a prospectus of ICE. The definitive proxy statement/prospectus will be sent to the stockholders of BKI seeking their approval of the Transaction and other related matters.

IR Script / Key Messages - ICE

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 WHEN THEY BECOME AVAILABLE, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION REGARDING BKI, ICE, THE TRANSACTION AND RELATED MATTERS.

Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by BKI or ICE through the website maintained by the SEC at http://www.sec.gov or from BKI at its website, www.blackknightinc.com, or from ICE at its website, www.theice.com. Documents filed with the SEC by BKI will be available free of charge by accessing BKI’s website at www.blackknightinc.com under the tab “Investors” and then under the heading “Financials – SEC Filings” or, alternatively, by directing a request by mail or telephone to Black Knight, Inc., 601 Riverside Avenue, Jacksonville, Florida 32204, Attention: Investor Relations, (904) 854-5100, and documents filed with the SEC by ICE will be available free of charge by accessing ICE’s website at www.ice.com and following the link for “Investor Relations” or, alternatively, by directing a request by mail or telephone to Intercontinental Exchange, Inc., 5660 New Northside Drive, Third Floor, Atlanta, Georgia 30328, Attention: Investor Relations, (770) 857-4700, or by email to investors@ice.com.

PARTICIPANTS IN THE SOLICITATION

BKI, ICE, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of BKI in connection with the Transaction under the rules of the SEC. Information about the interests of the directors and executive officers of BKI and ICE and other persons who may be deemed to be participants in the solicitation of stockholders of BKI in connection with the Transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the proxy statement/prospectus related to the Transaction, which will be filed with the SEC. Additional information about BKI, the directors and executive officers of BKI and their ownership of BKI common stock is also set forth in the definitive proxy statement for BKI’s 2022 Annual Meeting of Stockholders, as filed with the SEC on Schedule 14A on April 28, 2022, and other documents subsequently filed by BKI with the SEC. Additional information about ICE, the directors and executive officers of ICE and their ownership of ICE common stock can also be found in ICE’s definitive proxy statement in connection with its 2022 Annual Meeting of Stockholders, as filed with the SEC on March 25, 2022, and other documents subsequently filed by ICE with the SEC. Free copies of these documents may be obtained as described above.

NO OFFER OR SOLICITATION

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

IR Script / Key Messages - ICE